FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 15, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Eighth Investor Conference: Chairman of Jajah and Chief Innovation Officer of Telefónica Europa	2

Trevor Healy, Chairman Jajah JAJAH PRESENTATION

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Agenda Aim to answer the following key questions in the presentation: What is Jajah and why did Telefónica acquire? How have we done to-date? What we plan to do and where we are going?

What is Jajah? Allows users to make IP calls Works on landline and mobile No hardware or software download Works globally No headset required Paid Model

Jajah expanded to be a complete platform Billing and Payments Fraud and Security Global Connectivity Supports Internet Portals Supports mobile, web, pc, set top Scales — 100’s millions of minutes

Platform approach led to Jajah as a standard Jajah Platform

Large companies adopted Jajah

Why did Telefónica acquire Jajah? Deliver new products to_____Leverage Jajah Core platform_____Be an innovation hub for new_____Leverage people and r&d Telefónica OB’s_____and Partners_____product develop_____expertise in Israel and Silicon Valley Be Bold! Be Challengers! Be Entrepreneurs! Be Different!

Status: Deliver new products to OB’s Insert graphic 3 Products Launched US $100m+ run rate of revenue, very healthy margin Great new customer experience Avg. 15 € cents per minute Superb quality over IP from mobile

New rollout across TEF footprint Rollout in Telefónica_____New calling card product in UK Latinoamérica in 2011 end April Phone a Friend launch in Germany T. Mex launch with same product as T. O2 UK and DE T. Spain production launch in June

Status: Leverage Jajah Core and Partners Microsoft Chooses Jajah and Telefónica to power Microsoft global SME product Lync! Microsoft brings hosted Office platform for SME’s Telefónica brings over 15 million SME customers globally on best in class network Jajah brings core technology platform and know-how “We knew Jajah had the platform, but after Telefónica acquired Jajah — we were then comfortable that company now had the backing for a project of this scale” ... Microsoft Executive

Innovation: Facebook& Twitter Beta’s on Jajah Early stage innovation for social networks Access to millions users Open to Jajah users for now No download required Global and simple @ call @ user

Why?: Moves more calls onto Jajah/Telefónica networks Invitation_____Confirmation Anna selects friends and invites them_____Her selected_____Anna gets to join her_____friends_____flat calls to receive the_____all friends invitation_____who confirm her invitation

Innovation: Where do we go from here? content + commerce + communications C3 = Telefónica global customer base

“Jajah will help Telefónica lead into the digital age”... -3 new products in year 1 -New products just launched -Lots in the pipeline

Jajah Presentation — Thank You

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 13th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors